Board of Directors
Golden Queen Mining Co. Ltd.

We consent the use of our report dated March 15, 2002 with respect to the Consolidated Balance Sheets of Golden Queen Mining Co. Ltd. as at December 31, 2001 and 2000 and the related Consolidated Statements of Loss, Changes in Shareholders' Equity and Cash Flows for the years then ended. We have also audited the Statements of Loss, Changes in Shareholders’ Equity and Cash Flows for the period from inception (November 21, 1985) through December 31, 2001, except that we did not audit these financial statements for the period from inception (November 21, 1985) through May 31, 1996; those statements were audited by other auditors whose report dated July 12, 1996, expressed an unqualified opinion on those statements. Our report is incorporated by reference.

Our report, dated March 15, 2002, contains two explanatory paragraphs. The first one states that the Company changed its method of accounting for stock options issued to non-employee directors in 2000. The second states that the Company has had no revenues since inception and has been unable to obtain the necessary financing to complete current development activities or exit the development stage. The Company also recorded a $28,547,592 asset impairment loss during the year ended December 31, 2000. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ BDO Dunwoody LLP

Vancouver, British Columbia
December 19, 2002

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario